EXHIBIT B

The registered investment company listed below is managed by OpCap Advisors and has a similar investment objective to the Primary Portfolio of the Fund:

                          APPROXIMATE NET ASSETS
                              AS OF 4/28/97           ADVISORY FEE RATE
                          ---------------------- ---------------------------
OCC Accumulation Trust
  Money Market Portfolio        $4,221,321       .40% of average net assets*

*OpCap Advisors will waive its management fee and reimburse expenses so that the total operating expenses (net of any expense offsets) and excluding the amount of any interest, taxes, brokerage commissions and extraordinary ex-penses) do not exceed 1.25% of the Portfolio's average daily net assets. Until December 31, 1997, OpCap Advisors has agreed, on a voluntary basis, to waive its management fee and reimburse expenses so that the total operating expenses (net of any expense offsets and excluding the amount of any interest, taxes, brokerage commissions and extraordinary expenses) do not exceed 1.00% of the Portfolio's average daily net assets.

                                      B-1